

News Release

April 21, 2014

R. Andrew Watts
Chief Financial Officer
(386) 239-5770

BROWN & BROWN, INC. ANNOUNCES QUARTERLY REVENUES OF $363.6 MILLION, INCREASING 8.5% AND ORGANIC REVENUE GROWTH OF 3.9%

(*Daytona Beach and Tampa, Florida*) . . . Brown & Brown, Inc. (NYSE:BRO) today announced its unaudited financial results for the first quarter of 2014.

Revenues for the first quarter of 2014 under U.S. generally accepted accounting principles ("GAAP") were $363.6 million, increasing $28.6 million or 8.5% as compared to the first quarter of the prior year. Organic Revenues (as defined below) increased by 3.9% after adjusting for Colonial Claims' revenue related to Hurricane Sandy in the first quarter of 2013, among other items. Adjusted Earnings Per Share, Pro Forma (as defined below), is $0.40 for the quarter vs. $0.36 in the first quarter of the prior year, for an 11.1% increase. Diluted earnings per share under GAAP is $0.36 vs. $0.41 in the first quarter of the prior year.

J. Powell Brown, President and Chief Executive Officer of the Company, noted, "We have started the year with good organic revenue growth and adjusted margin expansion in each of our four divisions, while still operating in a challenging market. We believe our proven strategy is sound and our focus on growing the top line profitably is demonstrated in our results."

Brown & Brown, Inc.
TOTAL REVENUES AND
ORGANIC REVENUE GROWTH[1] SCHEDULE
Three Months Ended March 31, 2014
(in millions, unaudited)

	Quarter Ended		Change		Acquisition	Organic Revenue Growth	
	03/31/14	03/31/13	$	%	Revenues	$	%
Retail[2]	$202.8	$174.8	$28.0	16.0%	20.4	$3.9	2.5%
National Programs	74.2	68.9	5.3	7.7%	2.4	1.0	1.6%
Wholesale Brokerage	55.0	48.7	6.3	12.9%	0.9	5.1	11.8%
Services	31.6	42.6	-11.0	-25.8%	3.8	1.3[3]	4.9%
Total Revenues	**$363.6**	**$335.0**	**$28.6**	**8.5%**	**$27.5**	**$11.3**	**3.9%**

TOTAL REVENUES RECONCILIATION
TO TOTAL ORGANIC REVENUE GROWTH
Included in the Consolidated Statements of Income
For the Three Months Ended March 31, 2014 and 2013
(in millions, unaudited)

	Quarter Ended		Change	
	03/31/14	03/31/13	$	%
Total Revenue	$363.6	$335.0	$28.6	8.5%
Beecher Carlson Large Accounts	-12.7	-	-12.7	-5.8%[(4)]
Colonial Claims	-	-16.2	16.2	7.4%[(4)]
Total Revenue less Beecher Carlson Large Accounts and Colonial Claims	350.9	318.8	32.1	10.1%
Other Revenue	-1.6	-1.2	-0.4	-
Commissions and Fees less Beecher Carlson Large Accounts and and Colonial Claims	349.3	317.6	31.7	10.0%
Acquisitions/Dispositions excluding Beecher Carlson Large Accounts	-14.8	-1.8	-13.0	-3.9%[(4)]
Contingents and GCS's	-34.7	-27.3	-7.4	-2.2%[(4)]
Organic Revenue Growth[(3)]	**$299.8**	**$288.5**	**$11.3**	**3.9%**

(1) Organic Revenue Growth is defined as total commissions and fees less (i) the first twelve months of net commission and fee revenues generated from acquisitions accounted for as purchases less (ii) profit-sharing contingent commissions (revenues derived from special revenue-sharing commissions from insurance companies based upon the volume and the growth and/or profitability of the business placed with such companies during the prior year – "Contingents"), less (iii) guaranteed supplemental commissions (revenues derived from special revenue-sharing commissions from insurance companies based solely upon the volume of the business placed with such companies during the current year – "GSC's"), and (iv) divested business (commissions and fees generated from offices, books of business or niches sold by the Company or terminated).
(2) The Retail segment includes commissions and fees reported in the "Other" column of the Segment Information, which includes corporate and consolidation items.
(3) Organic Revenue Growth for the Services Division for the first quarter of 2013 excludes $16.2 Million related to Hurricane Sandy within the Colonial Claims business.
(4) Percentages are calculated as a percentage impact on organic revenue growth.

Due to the cyclical nature of the revenue stream of the Beecher Carlson Large Accounts business and a relatively stable expense base we believe it is appropriate to adjust for the margin impact in order to arrive at a comparative Pro Forma with the prior year.

Brown & Brown, Inc.
EARNINGS PER SHARE RECONCILIATION TO
ADJUSTED EARNINGS PER SHARE
Three Months Ended March 31, 2014

	Quarter Ended		Change	
	3/31/14	3/31/13	$	%
GAAP earnings per share – as reported	$0.36	$0.41	-$0.05	-12.2%
Colonial Claims	-	-0.04	0.04	-
Adjustment for acquisition earn-outs	0.02	-0.01	0.03	-
Margin impact of Beecher Carlson large accounts	0.02	-	0.02	-
Adjusted earnings per share - pro forma	$0.40	$0.36	$0.04	11.1%

Expenses for the quarter under GAAP increased by 17.5%, with such increase primarily related to acquisitions and dispositions. After removing the effect of these acquisitions, our Total Expenses, Pro Forma (as defined below) increased by 6.5%. This includes the non-cash charge for the increase in the adjustment for earn-outs related to acquisitions. We believe such information is of interest to the investment community because it provides an additional meaningful method of evaluating the Company's remaining expenses. After removing the earn-out adjustments, our expenses increased by 4.5% year over year. This increase compares with our Organic Revenue growth of 3.9%. The year over year change in Total Expenses, Pro Forma was primarily related to standard annual compensation increases, the impact of incentive stock grants in the prior year and approximately $1 million of costs related to the retirement of the previous CFO as well as the additional costs incurred in hiring the new CFO for part of the first quarter.

Brown & Brown, Inc.
TOTAL EXPENSES RECONCILIATION TO
TOTAL EXPENSES, PRO FORMA
Three Months Ended March 31, 2014
(in millions, unaudited)

	Quarter Ended		Change	
	3/31/14	3/31/13	$	%
EXPENSES				
Total Expenses	$276.8	$235.5	$41.3	17.5%
Acquisitions / Dispositions	- 27.6	- 1.4	- 26.2	-
Expenses less Acquisitions / Dispositions	249.2	234.1	15.1	6.5%
Acquisition Earn-out Adjustments	- 6.1	- 1.5	- 4.6	-
Total Expenses, Pro-Forma	$243.1	$232.6	$10.5	4.5%

Brown & Brown, Inc.
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data; unaudited)

	For the Three Months Ended March 31,	
	2014	**2013**
REVENUES		
Commissions and fees	$362.0	$333.8
Investment income	0.1	0.2
Other income, net	1.5	1.0
Total revenues	363.6	335.0
EXPENSES		
Employee compensation and benefits	184.1	159.5
Non-cash stock-based compensation	7.5	3.9
Other operating expenses	52.5	46.3
Amortization	17.9	16.1
Depreciation	4.6	4.2
Interest	4.1	4.0
Change in estimated acquisition earn-out payables	6.1	1.5
Total expenses	276.8	235.5
Income before income taxes	86.8	99.5
Income taxes	34.4	39.4
Net income	$ 52.4	$ 60.1
Net income per share:		
Basic	$0.36	$0.42
Diluted	$0.36	$0.41
Weighted average number of shares outstanding:		
Basic	141,610	140,796
Diluted	143,309	142,947
Dividends declared per share	$0.10	$0.09

Brown & Brown, Inc.
CONSOLIDATED BALANCE SHEETS
(in millions, except per share data, unaudited)

March 31, December 31,
2014 2013

ASSETS
Current assets:

Cash and cash equivalents	$ 250.0	$ 203.0
Restricted cash and investments	252.9	250.0
Short-term investments	11.0	10.6
Premiums, commissions and fees receivable	404.2	395.9
Deferred income taxes	12.4	29.3
Other current assets	33.6	39.3
Total current assets	964.1	928.1
Fixed assets, net	74.6	74.7
Goodwill	2,006.5	2,006.2
Amortizable intangible assets, net	601.6	618.9
Deferred income taxes, net	-	-
Other assets	27.3	21.7
Total assets	$3,674.1	$3,649.6

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

Premiums payable to insurance companies	$ 532.2	$ 534.4
Premium deposits and credits due customers	91.4	81.0
Accounts payable	62.4	34.2
Accrued expenses and other liabilities	106.4	157.4
Current portion of long-term debt	-	100.0
Total current liabilities	792.4	907.0
Long-term debt	480.0	380.0
Deferred income taxes, net	285.5	291.7
Other liabilities	63.4	63.8

Shareholders' equity:

Common stock, par value $0.10 per share; authorized 280,000,000 shares; issued and outstanding 145,409 at 2014 and 145,419 at 2013 – in thousands	14.5	14.5
Additional paid-in capital	379.8	372.0
Retained earnings	1,658.5	1,620.6
Total shareholders' equity	2,052.8	2,007.1
Total liabilities and shareholders' equity	$3,674.1	$3,649.6

Conference call, webcast and slide presentation

A conference call to discuss the first quarter 2014 results will be held on Tuesday, April 22, 2014 at 8:30 AM Eastern Time. You can access the webcast by visiting the "Investor Relations" section of www.bbinsurance.com. The Company may refer to a slide presentation during its conference call. The slides will be available to view and download from the "Investor Relations" section of the Company's website at www.bbinsurance.com

About Brown & Brown

Brown

& Brown, Inc., through its subsidiaries, offers a broad range of insurance and reinsurance products and services. Additionally, certain Brown & Brown subsidiaries offer a variety of risk management, third-party administration, and other services. Serving business, public entity, individual, trade and professional association clients nationwide, the Company is ranked by *Business Insurance* magazine as the United States' seventh largest independent insurance intermediary. The Company's Web address is www.bbinsurance.com.

Forward-looking statements

This press release may contain certain statements relating to future results which are forward-looking statements, including those relating to the Company's anticipated financial results for the first quarter of 2014. These statements are not historical facts, but instead represent only the Company's current belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company's control. It is possible that the Company's actual results, financial condition and achievements may differ, possibly materially, from the anticipated results, financial condition and achievements contemplated by these forward-looking statements. These risks and uncertainties include, but are not limited to, the Company's determination as it finalizes its financial results for the first quarter of 2014 that its financial results differ from the current preliminary unaudited numbers set forth herein, other factors that the Company may not have currently identified or quantified, and other risks, relevant factors and uncertainties identified in the Company's Annual Report on Form 10-K for the year ended December 31, 2013, and the Company's other filings with the Securities and Exchange Commission. All forward-looking statements made herein are made only as of the date of this release, and the Company does not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which the Company hereafter becomes aware.

Non-GAAP supplemental financial information

This press release contains references to non-GAAP financial measures as defined in Regulation G of SEC rules, including Organic Revenue Growth and Adjusted Earnings Per Share, Pro Forma and Total Expenses, Pro Forma. A reconciliation of this supplemental non-GAAP financial information to our GAAP information is contained in this earnings release. We present such non-GAAP supplemental financial information, as we believe such information is of interest to the investment community because it provides additional meaningful methods of evaluating certain aspects of the Company's operating performance from period to period on a basis that may not be otherwise apparent on a GAAP basis. This supplemental financial information should be viewed in addition to, not in lieu of, the Company's condensed consolidated financial statements.

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